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January 14, 2011

Securities And Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attention: Ms. Linda Cvrkel Division of Corporate Finance
Re:	Eagle Bulk Shipping, Inc. Form 10-K for the year ended December 31, 2009 Filed March 5, 2010 File No. 001-33831

Dear Ms. Cvrkel:

On behalf of Eagle Bulk Shipping Inc. (the “Company”), we hereby submit the Company’s response to your comment letter dated November 12, 2010 (the “Comment Letter”) The Company filed its annual report for the period ended December 31, 2009 (the “2009 Annual Report”) with the U.S. Securities and Exchange Commission (the “Commission”) on March 5, 2010.  By letter dated November 12, 2010, the Staff of the Commission (the “Staff”) provided comments to the Company’s 2009 Annual Report, to its report on Form 10-Q for the quarter ended March 31, 2010, to its report on Form 10-Q for the quarter ended September 30, 2010 and to its proxy statement relating to its annual meeting of shareholders, filed on May 7, 2010, November 9, 2010 and April 7, 2010, respectively.  The Company’s responses to each of the Staff’s comments are set forth below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations –

Liquidity and Capital Resources, page 72

1.
In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

In future filings the Company will expand its liquidity discussion to cover the three-year period in its financial statements in accordance with paragraph 303(a) of Regulation S-K.

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

Financial Statements

Statements of Cash Flows, page F-7

2.
We note your disclosure of "cash used to settle net share equity awards" as a financing activity on the statement of cash flows. Please explain to us, and disclose in the notes to the financial statements in future filings, the nature of these amounts.

The Company supplementally advises that Staff that in connection with the vesting of RSUs granted under the Company’s 2005 and 2009 Equity Incentive Plan, the Company permits the employee to use vested shares to satisfy the grantee’s U.S. federal income tax liability resulting from the issuance of the shares through the Company’s retention of that number of common shares having a market value as of the vesting date equal to such tax obligation up to the minimum statutory withholding requirements.  The amounts related to shares used for such tax withholding obligations were approximately $1.1 million for the year ended 2009, and are reflected as “cash used to settle net share equity awards” in the cash flow statements of the Company’s financial statements.   The Company will include a discussion in the notes to its financial statements in future filings that is similar to that set forth above.

Note 2. Significant Accounting Policies

(k) Accounting for Dry-Docking Costs, page F-10

3.
We note your disclosure that costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts and supplies used. Please expand your disclosure to provide a detailed description of the types of drydocking costs included in deferred dry dock costs and an affirmative statement that the types of costs deferred are consistent in all periods presented. If the types of costs deferred are not consistent, provide a discussion of any changes in types of costs deferred.

The Company will expand its accounting policy for dry-docking costs in its future filings. The types of costs that are included in the Company's deferred drydocking costs are consistent from period to period.

The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next dry-docking is required to become due, which is generally 30 months. Costs capitalized as part of the drydocking include direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include the shipyard costs, parts and supplies used. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessels’ sale.

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

4.
For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry dock costs to include the opening balance, costs deferred, amortization, and any write-offs.

The Company supplementally advises the Staff that in future filings the Company will provide a roll-forward in the footnotes to the financial statements of the beginning and ending balance of deferred dry dock costs for all periods presented that includes the amounts of periodic deferrals, amortization, and any write-offs.

(n) Accounting for Revenue and Expenses, page F-10

5.
We note from your disclosure on page 5 that although many of your vessels are on fixed rate time charters, a few of the vessels in your operating fleet are on charters whose revenues are linked to the Baltic Supramax index. You have also entered into contracts with profit sharing arrangements. Please explain to us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing revenue on these index based time charters and profit sharing arrangements. Also, please revise your discussion in the critical accounting policies section in MD&A to include similar disclosure.

The Company supplementally advises the Staff that revenues generated from time charters linked to the Baltic Supramax index and/or revenues generated from profit sharing arrangements are recognized over the term of the respective time charter agreements as service is provided and the profit sharing is fixed and determinable. The Company will include substantially the same language in its future filings.

Note 3. Vessels, page F-13

6.
We note your disclosure that in 2008 you reached an agreement with Dayang to convert eight charter-free Supramax shipbuilding contracts into options, for consideration of $440,000. You also disclose that the carrying value of the advanced payment in connection with the acquisition of the construction contracts from Kyrini Shipping Inc. and the cost of the eight newly converted shipbuilding contract options were recorded as an impairment charge of $3.8 million. Please explain to us how you determined or calculated the $3.8 million impairment amount. Include in your response how the $440,000 payment was considered in the impairment amount and also explain to us why the acquisition of construction contracts from Kyrini affected the amount, when the agreement was with Davang.

During 2007, the Company acquired from Kyrini Shipping Inc. (‘Kyrini’), an unrelated privately-held Greek shipping company, the rights to construction of 26 Supramax vessels to be built at the Yanghzou Dayang shipbuilding Co., Ltd. (‘Dayang’).  This agreement included construction contracts with Dayang for a consideration of $150 million. The acquisition consisted of purchase contracts for the construction of the 26 Supramax vessels and time charter employment contracts for 21 of the 26 vessels. The charter rates on the employment contracts acquired from Kyrini were either below or above market rates for equivalent time charters prevailing at the time the foregoing vessel contracts were acquired.  Initially the Company recognized and measured the premium paid to Kyrini based on the fair value of each vessel and its related time charter employment contract. Accordingly, the Company allocated the premium to each of the acquired vessels and charters based on their fair market value at the acquisition date.

The Company also obtained options for 9 additional charter free vessels, and the Company exercised 4 of these options on December 27, 2007.

On December 17, 2008, the Company reached an agreement with Dayang to convert eight charter-free Supramax shipbuilding contracts into options on the part of the Company, for a consideration of $440,000, and applied the deposits previously paid to Dayang to other vessels being constructed by Dayang.  The Company determined that the fair value of these options is zero. Since then the options were not exercised and expired.

The conversion of eight vessels from purchase to options includes:

- four vessels contracts from the Kyrini transaction with a carrying value of $3.4 million which represented the premium previously recorded to these vessels, and

- four vessels from options that were exercised on December 27, 2007.

The total impairment amount of $3.8 million includes the carrying value of the cancelled vessels of $3.4 million and the $440,000 cost of the conversion.

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

Note 7. Commitments and Contingencies
- Vessel Technical Management Contracts, page F-18

7.
We note your disclosure that on August 4, 2009 you entered into a management agreement with Delphin to provide commercial and technical supervisory vessel management services to dry bulk vessels to be acquired by Delphin for a fixed monthly management fee based on a sliding scale. Please tell us if you have recognized any revenue from this agreement in fiscal year 2009 or the six months ended June 30, 2010. If so, please tell us the amount of the revenue and your accounting policy for recognizing this management services revenue.

The Company supplementally advises the Staff that the Company did not recognize any revenue from its agreement with Delphin in fiscal year 2009 or in the six months ended June 30, 2010, as the service to Delphin did not commence yet.

Note 9. Stock Incentive Plans, page F-19

8.
We note your disclosure in Note 9 that the fair value of the options granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.2% to 5%, dividend yield ranging from 0% to 15%, expected stock price volatility factor of 33% to 74%. In light of the fact that options were granted over several periods, please revise future filings to disclose the assumptions used in each fiscal year in which options were granted. Your disclosure should also include a discussion of the methods used to estimate the expected term and expected volatility assumptions. See FASB ASC 718-10-50.

In future filings the Company will disclose its assumptions used to calculate the fair value for each fiscal year in which options were granted, separately. The Company’s disclosure will also include a discussion of the methods used to estimate the expected term and expected volatility assumptions in accordance with ASC 718-10-50.

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

Form 10-Q for the quarter ended March 31, 2010

Management’s Discussion and Analysis
- Results of Operations for the Three-Month Period ended March 31, 2010 and 2009

9.
We note your disclosure that gross revenues recorded in the quarter ended March 31, 2010 include an arbitration settlement in the amount of $1,089,759. Please explain to us the nature of this settlement and tell us why you believe it is appropriate to include this amount as revenue.

The Company supplementally advises the Staff that it had a dispute over a charterers’ obligations to remit hire payment on time which entitled the Company to withdraw the vessel from charterers’ service. The parties commenced arbitration proceedings; however, a commercial settlement was agreed whereby the daily rate of hire set out in the charterparty would be adjusted with retrospective effect to the market rate for an equivalent charterparty at the time of the withdrawal of the vessel. This new charterparty amendment entitled the Company to additional revenue retrospectively and prospectively. The retrospective effect of the new charter rate payment in the amount of $1,089,759 was recorded in the first quarter of 2010, the period in which the amendment was finalized.

Form 10-Q for the quarter ended September 30, 2010

Note 1. Basis of Presentation and General Information

Accounting for Revenues and Expenses

10.
We note your disclosure that voyage revenues for cargo transportation are recognized ratably over the estimated relative transit time of each voyage and a voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo. Please note that recognition of voyage revenue commencing upon the completion of discharge of the vessel's previous cargo is not considered to be in accordance with GAAP because revenue is recognized in advance of performance. Please revise your policy to recognize revenue under ASC 605-20-25 and restate your financial statements accordingly, if material.

The Company supplementally advises the Staff that the accounting for revenues policy also mentions that the Company does not begin recognizing voyage revenue until a charter has been agreed to by both the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The Company does not recognize any revenue before an agreement is in place and service is provided, and therefore believes that its policy complies with US GAAP.  The Company will revise its disclosure with respect to this policy for clarity in future filings.

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

Definitive Proxy Statement on Schedule 14A

Competitive Benchmarking, page 12

11.
Reference is made to our letter, dated December 1, 2008, and your revised disclosure regarding competitive benchmarking on page 12. We further note that you review the compensation levels of other similarly sized companies in the shipping industry for whom compensation data is publicly available. However, you state that the limited compensation information does not "permit a meaningful benchmark assessment." Please tell us whether you benchmark your executive compensation levels against these other shipping companies. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Please also describe in greater detail the degree to which the compensation committee considered the benchmark companies comparable to you and discuss where your actual payments fall relative to the information you reviewed. To the extent actual compensation was outside a targeted percentile range, please explain why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company supplementally advises the Staff that the Company does not benchmark.  With the exception of one other publicly listed drybulk carrier, the Company believes that all other U.S. publicly listed drybulk carrier companies are foreign private issuers.  In accordance with Item 6.B of Form 20-F, “[d]isclosure of compensation is required on an individual basis unless individual disclosure is not required in the company’s home country and is not otherwise publicly disclosed by the company.” None of the Company's publicly traded competitors that are foreign private issuers disclose individual compensation.  The Company is aware of only one other publicly-traded drybulk shipping company that discloses its compensation information on an individual basis, and does not believe that comparison to a single competitor provides meaningful information to investors.

While aggregate compensation amounts are available with respect to certain U.S. publicly-traded drybulk carrier companies that are foreign private issuers, this information does not identify the persons or positions that are included in the aggregate reported compensation and generally does not include the value of non-cash compensation, thereby preventing the Company from making a meaningful comparison to its compensation amounts.  In accordance with Item 402(b)(2)(xiv), the information required to be included in the compensation discussion and analysis should include a discussion of "whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark, and, if applicable, its components."  As the Company does not benchmark its compensation, the Company respectfully submits that its disclosure in the 2009 proxy statement satisfies Item 402(b)(2)(xiv).

* * * *

Ms. Linda Cvrkel
Securities and Exchange Commission
January 14, 2011

We trust that the information provided in this letter address the Staff’s comments.  If you have any questions or comments concerning the foregoing, please feel free to telephone the undersigned at (212) 574-1223 or Edward S. Horton at (212) 574-1265.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Gary J. Wolfe Gary J. Wolfe

Eagle Bulk Shipping Inc.
477 Madison Avenue
New York, NY 10022

January 14, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Eagle Bulk Shipping Inc.

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully,

Eagle Bulk Shipping Inc.

By:/s/  Alan Ginsberg
Name:  Alan Ginsberg
Title:    Chief Financial Officer